Filed by Community Bancorp

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Valley Bancorp

Act Filing No. 000-50950

Contacts: Edward Jamison – CEO	Barry Hulin – CEO
Larry Scott – COO	(702) 821-4100
(702) 878-0700

COMMUNITY BANCORP STRENGTHENS PRESENCE IN LAS VEGAS WITH THE SIGNING OF A DEFINITIVE AGREEMENT TO ACQUIRE VALLEY BANCORP

June 28, 2006

Las Vegas, NV — Community Bancorp (Nasdaq:CBON), today announced the signing of a definitive agreement to acquire all of the common stock and stock equivalents of Las Vegas, NV based Valley Bancorp (Nasdaq:VLLY) for approximately $137 million in stock and cash. Shareholders of Valley Bancorp will have the option to receive $46.00 per share in cash, shares of Community Bancorp common stock, or a combination of cash and stock subject to an aggregate consideration mix of 75% stock and 25% cash, subject to adjustment. The transaction will be tax-deferred to Valley Bancorp shareholders receiving Community Bancorp common stock.

Ed Jamison, Community Bancorp’s Chairman, President and CEO, commented, “This transaction is instrumental to our strategic goal of being the premier community bank serving the Southern Nevada market. Valley Bancorp is a high performing banking institution and the ideal complement to Community’s existing business mix and branch structure. Valley solidifies our market position in Clark County and expands our footprint to Nye County, while adding new clients and management depth to our organization.”

Founded in 1998, Valley Bank is the wholly owned commercial bank subsidiary of Valley Bancorp and primarily serves small business customers and its local community through its network of 5 branches in the Southern Nevada markets of Las Vegas, Henderson, Green Valley and Pahrump. As of March 31, 2006, Valley Bancorp reported assets of $408 million.

“We are very excited to be joining forces with Community Bank of Nevada,” commented Barry Hulin, President and Chief Executive Officer of Valley Bancorp. “The opportunities this partnership presents for our bank are tremendous and will reward our shareholders for their support of Valley Bancorp, enhance the service and products we offer our customers, solidify our presence in the local community and provide our employees with expanded resources and opportunities. The combination will allow us to continue to provide a high level of service and dedication to our customers while adding a greater set of products and services.” Hulin will join Community Bancorp as Executive Vice President of Corporate Development.

Expected to close in the fourth quarter of 2006, the acquisition has been approved by the Board of Directors of each company and is expected to be accretive to Community Bancorp’s 2007 earnings per share. Upon consummation of the transaction, Valley Bancorp will be merged into Community Bancorp and Valley Bank will be merged into Community Bank of Nevada. The combined institution will have approximately $1.4 billion in assets and 14 branches serving the growing communities of Clark and Nye Counties. Dan H. Stewart, a current Valley Bancorp Board member, will join the Community Bancorp Board of Directors.

The merger will further enhance Community’s presence in the $33+ billion deposit Las Vegas market place. The Las Vegas market continues to lead the nation in both population growth and economic development. According to the U.S. Census Bureau, Nevada is projected to be the fastest growing state in the nation with the population expecting to grow by 114% by 2030 compared to the national average of 29%.

The consideration is subject to adjustment such that Valley Bancorp shareholders will receive $46.00 per share if the average closing price for Community Bancorp’s stock for the 20 trading days ending three days prior to closing is valued between $28.26 and $34.54. If Community Bancorp’s 20 day average price is below $28.26 or above $34.54, the per share value to be received by Valley Bancorp shareholders and the percentages of cash and stock will vary as more fully described in the definitive agreement.

The merger is subject to the approval of the shareholders of Community Bancorp and Valley Bancorp, the receipt of necessary regulatory approvals, and other customary closing conditions.

Keefe, Bruyette & Woods acted as financial advisor to Community Bancorp, while Reitner, Stuart & Moore acted as Community Bancorp’s legal advisor. Sandler, O’Neill + Partners acted as financial advisor to Valley Bancorp, while Graham & Dunn served as Valley Bancorp’s legal advisor.

About Community Bancorp

Community Bancorp is a bank holding company headquartered in Las Vegas, NV with $960 million in assets as of March 31, 2006. Through its 9 full service banking offices in Southern Nevada and two loan production offices in Phoenix and San Diego, they provide commercial banking services, including real estate, construction, commercial and SBA loans, to small and medium sized businesses.

About Valley Bancorp

Valley Bancorp is a Nevada state-chartered bank holding company formed in mid-2001. It operates through Valley Bank, a Nevada state-chartered bank that commenced operations in October 1998 with the mission of providing community banking service to Southern Nevada. The bank provides a variety of lending products and services, focusing primarily on commercial construction and commercial real estate loans to small and medium sized businesses and developers located in and around Las Vegas and Pahrump, Nevada.

Forward Looking Statements

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to the possibility that planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame; revenues are lower than expected; competitive pressure among depository institutions increases significantly; the integration of acquired businesses costs more, takes longer or is less successful than expected; the cost of additional capital is more than expected; a change in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which Community Bancorp and Valley Bancorp do business, are less favorable than expected; legislative or regulatory requirements or changes adversely affect Community Bancorp’s and Valley Bancorp’s respective businesses; changes in the securities markets; Community Bancorp’s ability to consummate the acquisition of Valley Bancorp, or to achieve expected synergies and operating efficiencies within expected time-frames or at all or to successfully integrate Valley Bancorp’s operations; regulatory approvals for the proposed acquisitions cannot be obtained on the terms expected or on the anticipated schedule. Additional information on these and other factors that Community Bancorp could affect financial results are included in our Securities and Exchange Commission filings.

When used in this release, the words or phrases such as “is expected to be”, “management expects that”, “will continue”, “is anticipated”, “estimate”, “projected”, or similar expressions, are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Community Bancorp undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting Community Bancorp within PSLRA’s safe harbor provisions.

Securities Law Matters

This News Release may be deemed to be solicitation material in respect to the proposed transaction between Community Bancorp and Valley Bancorp pursuant to an Agreement to Merge and Plan of Reorganization, dated as of June 28, 2006 by and among Community Bancorp and Valley Bancorp (the “Agreement”). Filing of this News Release is being made in connection with Rules 165, 425 and 14a-12 promulgated by the Securities and Exchange Commission (“SEC”).

In connection with the proposed transaction, Community Bancorp will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus which will describe the proposed transaction and its proposed terms and conditions. Shareholders of Community Bancorp and Valley Bancorp are encouraged to read the registration material and proxy statement/prospectus before making any voting or investment decisions because these documents will contain important information about the transaction. A definitive joint proxy statement will be sent to the shareholders of each institution seeking required shareholder approvals. A copy of the Agreement will be filed in the near future with the SEC as an exhibit to Community Bancorp’s 8-K, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available for free when filed, both on SEC’s web-site (www.sec.gov) or by contacting Cathy Robinson, Executive Vice President and Chief Financial Officer, Community Bancorp, 400 South 4th Street, Las Vegas, Nevada 89101. Additionally, all forms filed with the SEC and additional shareholder information is available free of charge on Community’s web-site: www.communitybanknv.com. Community posts these reports to its web-site as soon as reasonably practicable after filing them with the SEC. None of the information on or hyper-linked from Community’s web-site is incorporated into this press release.